FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  November 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 21, 2007

Minco Gold Corporation ("Minco Gold")(TSX:MMM/AMEX:MGH/FSE:MI5) and Minco Silver Corporation ("Minco Silver")(TSX: MSV) issued a statement to clarify changes related to the Guideline Catalogue on Foreign Investments in China jointly issued by the National Reform and Development Commission (NRDC) and the Ministry of Commerce.

2.

Exhibits

99.1

News Release dated November 21, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Sharon Howatt

Date:  November 21, 2007

Sharon Howatt

Corporate Secretary

Exhibit 99.1

TSX: MMM / AMEX: MGH / FSE: MI5	TSX: MSV
For Immediate Release	November 21, 2007

JOINT NEWS RELEASE

CHANGES TO GUIDELINE CATALOGUE ON FOREIGN INVESTMENTS HAVE NO IMPACT ON MINCO’S BUSINESS IN CHINA

Minco Gold Corporation ("Minco Gold")(TSX:MMM/AMEX:MGH/FSE:MI5) and Minco Silver Corporation ("Minco Silver")(TSX: MSV) issued a statement to clarify changes related to the Guideline Catalogue on Foreign Investments in China jointly issued by the National Reform and Development Commission (NRDC) and the Ministry of Commerce.

In comparison to the previous "Guideline Catalogue on Foreign Investments in China" issued in 2004, no change in this new catalogue will affect any of Minco’s current and future business activities in China.  The Minco Group of Companies focuses on the exploration and development of gold, silver, copper, lead, and zinc projects.

The new Catalogue, expected to take effect December 1, 2007, reclassifies tungsten, molybdenum, tin, antimony, and fluorite into a "forbidden category" for foreign investors from a "restricted category" and a requirement for Chinese majority shareholding in exploration and mining of specialty coal such as coking coal. The Minco Group of Companies does not mine any of these minerals and thus is not impacted by the reclassification in the new Catalogue.

According to remarks made by Wang Min, Chinese Vice Minister of Land and Resources, at the China International Mining Conference held Beijing on November 13, 2007, China will continue firmly opening the mining field to foreign investors and foreign companies may conduct risk prospecting and resource development in China in the form of solely-funded venture, equity or non-equity joint venture according to law.  The mining industry in China has become an important field for foreign investment.  More than 100 foreign companies have invested in mineral prospecting in China, involving more than 400 prospecting and mining projects of oil, natural gas, coal, iron, copper, lead, zinc, silver and gold.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news release are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the companies’ projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in metal  prices; the possibility either company may change its plans with respect to one or more properties; and other risks and uncertainties described in Minco Gold’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.